Rick Alexander, P. Eng.

Eldorado Gold Corporation

1188 Bentall 5, 550 Burrard Street

Vancouver, BC V6C 2B5

Telephone: (604) 601-6689

Fax: (604) 687-4026

Email: ricka@eldoradogold.com

CONSENT OF AUTHOR

TO: The securities commission or regulator in each province of Canada

I, Rick Alexander, consent to the public filing of the technical report titled ‘Technical Report for the Certej Project, Romania’ dated April 7, 2014 and with an effective date of February 21, 2014 (the “Technical Report”) and to the use of extracts from, or a summary of, the Technical Report in the press release dated February 21, 2014 of Eldorado Gold Corporation (the “Press Release”), being filed.

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 7th Day of April 2014

“Rick Alexander”

_____________________________

Rick Alexander, P. Eng.